UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 14 December, 2010

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For immediate release	14 December 2010

AIB - CREDIT INSTITUTIONS BILL 2010

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] notes the publication earlier today of the Credit Institutions (Stabilisation) Bill 2010 and the Minister for Finance's press release comments in relation to AIB. As noted in the press release, the Minister has indicated the legislation, if passed, will be available to effect, in part, an injection of capital into AIB prior to year end. This injection would be made with a view to ensuring AIB remains in compliance at year end with its regulatory capital requirements as determined by the Central Bank of Ireland.

AIB is reviewing the draft legislation and will continue to hold discussions with the State authorities regarding the receipt of capital.

A further update will be provided following the conclusion of these discussions.

-ENDS-

For further information please contact:-

Alan Kelly	Ronan Sheridan
General Manager, Corporate Services	Group Press Officer
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6414651
email: alan.j.kelly@aib.ie	email: ronan.j.sheridan@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 14 December, 2010

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.